IL Protector®

Equitable Financial Life Insurance Company

Issued through: Separate Account FP

Modernized Alternative Disclosure Annual Notice Document

May 1, 2025

This Modernized Alternative Disclosure Annual Notice Document (“Annual Notice”) provides certain updated information about your policy. In addition, this Annual Notice provides important information about your policy that you should review, including a list of Investment Options available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus and subsequent supplements and notices for future reference. Equitable Financial Life Insurance Company (the “Company”) is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent policy prospectus, dated May 1, 2002, contains more information about the policy, including its features, benefits, and risks. You can find the prospectuses for the Investment Options listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Equitable Financial Life Insurance Company, and other information about the policy online at www.equitable.com/ICSR#EQH158981. You can also obtain this information at no cost by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) or by sending an email request to EquitableFunds@dfinsolutions.com.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat # 158981MAD #136733

Updated Information About the Policy

The information in this Annual Notice is a summary of certain policy features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your policy.

INVESTMENT OPTIONS

There have been changes to the Appendix: “Investment Options available under the Policy” in this Annual Notice.

Important Information You Should Consider About the Policy:

FEES AND EXPENSES

Charges for Early Withdrawals	We will deduct a charge for making a partial withdrawal from your policy. The partial withdrawal charge is $25 (or, if less, 2% of the withdrawal.)

If you surrender the policy in its first fifteen years or the first 15 years after you have requested an increase in your policy’s face amount, you will be subject to a surrender charge of up to 2.948% of face amount. For example, if you surrender your policy in the first year and the policy face amount was $100,000, you could pay a surrender charge of up to $2,948. For more information on the impacts of withdrawals, please refer to “Making withdrawals from your policy” in the Prospectus.

For more information on surrender charges, please refer to “Deducting policy charges” in the Prospectus.

Transaction Charges	You may be subject to other transaction charges, including charges on each premium paid under the policy, transfer fees, and other special service charges (e.g., wire transfer charges, express mail charges, policy illustration charges, duplicate policy charges, policy history charges, and charges for returned payments).

For more information on transaction charges, please refer to “Table of policy charges” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, loan charges, and the cost of optional benefits available under the policy. Such fees and expenses will be based on characteristics of the insured (e.g., age, sex, tobacco user status, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options that you invest in (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.55%	2.88%

Portfolio expenses are for the year ended December 31, 2024, and may be based, in part, on estimated amounts of such expenses and may change from year to year.

For more information on ongoing fees and expenses, please refer to “Table of policy charges” in the Prospectus, and Appendix: “Investment Options available under the Policy” in this Annual Notice.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle.

Risks Associated with Investment Options	An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy and the guaranteed interest option (“GIO”), which has its own unique risks. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the “Guaranteed Interest Account”.) You should review the Portfolios’ prospectuses, and the “Guaranteed interest option” section in “Policy features and benefits” in the Prospectus before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH158981.

For more information on the Portfolios, please refer to Appendix: “Investment Options available under the Policy” in this Annual Notice.

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations (including under the GIO), guarantees, or benefits are subject to the claims-paying ability of the Company. For more information, please refer to “About our general account” in the Prospectus. More information about the Company, including its financial strength ratings, is available at https://equitable.com/about-us/financial-strength-ratings.

Policy Lapse	Death benefits will not be paid if the policy has lapsed. Your policy may lapse (also referred to in your policy as “default”) if, due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans or loan interest, your net cash surrender value will not cover policy charges. If your policy is in default, you will be notified in writing and given an opportunity to make an additional payment to keep your policy in force and prevent it from lapsing. The grace period you have to make said additional payment will be 61 days long. If your policy lapses, you will be notified in writing and you may be able make additional payments to restore your policy’s benefits. In this case, additional requirements must also be met to restore your policy.
RESTRICTIONS

Investments	For more information on how to prevent your policy from lapsing, please refer to “The minimum amount of premiums you must pay” in the Prospectus.

You may allocate your premiums to any of the Portfolios set forth in Appendix: “Investment options available under the Policy” or to the GIO. We reserve the right to remove or substitute Portfolios as investment options under the policy.

Currently, the total of all transfers you make between the variable investment options on the same day must be at least $500; except that you may transfer your entire balance in a single Portfolio, even if it is less than $500.

We may limit transfers you can make out of the unloaned GIO. For more information, please refer to “Restrictions on transfer out of the guaranteed interest option” in the Prospectus.

We allow only one request for transfers each day (although that request can cover multiple transfers). Only written transfer requests submitted to our Administrative Office may be processed for policies that are jointly owned or assigned. We reserve the right to limit policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information, please refer to “Variable investment options” and “Transfers you can make” in the Prospectus.

Optional Benefits	As a policy owner, you may be able to obtain extra benefits, which may require additional charges. These optional benefits are described in what is known as a “rider” to the policy.

Optional benefits are subject to additional charges and payments made under these benefits are generally subject to the same transaction fees as other premium payments but may be treated differently for other purposes (e.g., certain death benefit minimums). Optional benefits are not available for all ages (or may terminate at certain ages) and underwriting classifications. We may stop offering an optional benefit at any time.

For more information on optional benefits and other limitations under the policy, please refer to “Other benefits you can add by rider” and “Suicide and certain misstatements” in the Prospectus.
TAXES

Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

For more information on tax implications relating to policy investments, please refer to “Tax information” in the Prospectus.
CONFLICTS OF INTEREST

Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to “How we market the policies” in the Prospectus.

Appendix: Investment Options available under the Policy

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH158981. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these charges were included. Each variable investment option’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

		Current Expenses		Average Annual Total Returns (as of 12/31/2024)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	9.67%	7.56%	7.34%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.32%	^	9.02%	4.29%	4.09%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		11.59%	10.58%	8.80%
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.20%	^	20.75%	11.77%	9.53%
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%		16.44%	9.63%	9.42%
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.90%		21.70%	13.57%	12.09%
Equity	EQ/2000 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.84%		10.65%	6.24%	6.81%
Equity	EQ/400 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.85%	^	12.88%	9.09%	8.50%
Equity	EQ/500 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.79%		23.92%	13.15%	11.78%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.92%		13.93%	8.07%	8.81%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.16%		13.73%	8.26%	7.95%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.25%	^	11.16%	6.22%	6.15%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	8.37%	7.12%	—
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.95%	^	29.87%	14.44%	13.15%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	26.79%	14.86%	12.93%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.67%	^	23.07%	13.16%	11.84%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%	^	4.61%	1.71%	2.35%
Asset Allocation	EQ/Conservative-Plus Allocation† — EIMG	0.85%	^	7.02%	3.55%	3.96%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.62%	^	2.41%	0.29%	1.11%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	-0.73%	0.40%	1.28%
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.54%	^	24.33%	13.90%	12.45%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%	^	24.51%	15.35%	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	10.80%	10.34%	—
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.10%	^	12.62%	7.42%	7.38%
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; Goldman Sachs Asset Management L.P.	1.09%	^	11.89%	9.50%	—
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.62%	^	2.46%	0.05%	0.64%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.06%		3.22%	4.33%	4.55%

		Current Expenses		Average Annual Total Returns (as of 12/31/2024)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.72%	^	4.82%	4.85%	4.93%
Equity	EQ/International Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.87%		2.66%	3.77%	4.24%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates LP	1.03%		1.50%	3.62%	3.94%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	14.85%	11.28%	9.27%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc.	1.17%		0.31%	1.31%	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		14.16%	9.12%	9.14%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%	^	33.78%	13.30%	13.62%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%		15.45%	11.92%	10.23%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.89%		23.62%	13.12%	11.71%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.71%		32.34%	18.10%	15.91%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%		30.11%	15.56%	14.26%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		13.48%	7.94%	7.75%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.87%		14.14%	8.70%	8.01%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	7.33%	3.00%	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	33.74%	16.06%	15.71%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	8.76%	5.92%	7.57%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	6.99%	4.83%	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	14.48%	9.52%	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.11%		36.09%	17.42%	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.64%	^	13.21%	9.62%	8.96%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.96%		11.66%	7.62%	7.29%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		7.91%	4.33%	4.66%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.12%		10.75%	6.38%	6.36%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.68%		4.65%	2.10%	1.36%
Equity	EQ/Morgan Stanley Small Cap Growth — EIMG; BlackRock Investment Management, LLC, Morgan Stanley Investment Management, Inc.	1.15%	^	20.79%	12.75%	11.47%
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	2.53%	^	1.91%	1.86%	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.78%	^	2.01%	-0.16%	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.81%	^	5.89%	2.27%	1.85%
Fixed Income	EQ/Quality Bond PLUS — EIMG; AllianceBernstein L.P., Pacific Investment Management Company LLC	0.85%		1.79%	-0.23%	0.72%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		11.19%	7.48%	7.65%
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.92%		7.24%	7.00%	6.66%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	6.72%	4.92%	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	7.25%	5.15%	5.25%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	1.01%		30.85%	15.48%	14.38%
Fixed Income	Multimanager Core Bond — EIMG; BlackRock Financial Management, Inc., DoubleLine Capital LP, Pacific Investment Management Company LLC, SSGA Funds Management, Inc.	0.93%	^	1.94%	-0.42%	1.03%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., FIAM LLC, Wellington Management Company LLP	1.23%	^	26.13%	16.97%	17.40%

		Current Expenses		Average Annual Total Returns (as of 12/31/2024)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Asset Allocation	Target 2025 Allocation — EIMG	1.10%	^	8.65%	5.40%	5.88%
Asset Allocation	Target 2035 Allocation — EIMG	1.04%		11.49%	7.13%	7.16%
Asset Allocation	Target 2045 Allocation — EIMG	1.03%		12.95%	8.06%	7.93%
Asset Allocation	Target 2055 Allocation — EIMG	1.10%	^	14.31%	8.94%	—
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

Unaffiliated Portfolio Companies:

		Current Expenses		Average Annual Total Returns (as of 12/31/2024)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	American Funds Insurance Series® Global Small Capitalization Fund — Capital Research and Management Company	1.15%	^	2.12%	2.74%	5.54%
Equity	American Funds Insurance Series® New World Fund® — Capital Research and Management Company	1.07%	^	6.33%	4.29%	5.96%
Equity	Fidelity® VIP Growth & Income Portfolio — Fidelity Management and Research Company (FMR)	0.74%		21.91%	13.10%	11.11%
Equity	Fidelity® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.82%		17.18%	11.06%	8.94%
Equity	Franklin Small Cap Value VIP Fund — Franklin Mutual Advisers, LLC	0.90%	^	11.71%	8.36%	8.17%
Equity	Invesco V.I. Main Street Mid Cap Fund® — Invesco Advisers, Inc.	1.19%		16.79%	8.83%	7.68%
Equity	Invesco V.I. Small Cap Equity Fund — Invesco Advisers, Inc.	1.20%		17.85%	10.60%	7.82%
Fixed Income	Macquarie VIP High Income Series — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.97%		6.19%	3.51%	4.13%
Equity	MFS® Investors Trust Series — Massachusetts Financial Services Company	0.99%	^	19.22%	11.12%	10.81%
Equity	MFS® Massachusetts Investors Growth Stock Portfolio — Massachusetts Financial Services Company	0.97%	^	15.98%	12.16%	12.91%
Specialty	PIMCO CommodityRealReturn® Strategy Portfolio — Pacific Investment Management Company LLC	2.38%	^	3.97%	6.98%	1.55%
Equity	T. Rowe Price Equity Income Portfolio - II — T. Rowe Price Associates, Inc.	0.98%		11.38%	8.21%	8.00%
Equity	Templeton Developing Markets VIP Fund — Templeton Asset Management Ltd.	1.36%	^	7.67%	0.88%	3.98%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.75%	^	-11.37%	-4.85%	-2.03%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.30%		-3.09%	7.28%	0.57%
^	This Portfolio’s annual expenses reflect temporary fee reductions.

IL Protector®

Issued by

Equitable Financial Life Insurance Company

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the policy, dated May 1, 2002, contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

SEC Contract Identifier: C000031978